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WASHINGTON

September 29, 2009

Division of Corporation Finance	J. David Kirkland, Jr.
Securities and Exchange Commission	TEL +1 +1 713.229.1101
100 F Street, NE	FAX +1 +1 713.229.7701
Washington, D.C. 20549	david.kirkland@bakerbotts.com
Attention: Mr. H. Christopher Owings

Re:                             Whole Foods Market, Inc.
Form 10-K for Fiscal Year Ended September 28, 2008
Filed November 26, 2008
Proxy Statement on Schedule 14A
Filed January 26, 2009
Form 10-Q for the Fiscal Quarters Ended
January 18, 2009, April 12, 2009 and July 5, 2009
Filed February 27, 2009, May 22, 2009 and August 14, 2009
File No. 000-19797

Dear Mr. Owings:

At the request of Whole Foods Market, Inc. (the “Company”), we are responding on behalf of the Company to your letter dated September 21, 2009 to Mr. John P. Mackey, regarding the Company’s proxy statement on Schedule 14A, filed with the SEC on January 26, 2009 (the “2009 Proxy Statement”).  The information and undertakings provided below have been furnished by the Company.

The Company’s response below is preceded with the Staff’s comment for ease of reference.

Definitive Proxy Statement on Schedule 14A

Elements of Company’s Compensation Plan and Why We Choose …. page 13

Comment 1:          We note your response to comment five from our letter dated July 17, 2009.  We note that changes to the EVA-pool are based, in part, on a percentage of the positive EVA for the period and/or a percentage of the dollar amount change in EVA from the prior year.  Please explain how you determine what percentage you will use in each instance.  Also, in the second paragraph of your response you state that “any beginning EVA-pool balance will be forfeited to the extent the negative dollar amount of EVA change multiplied by the applicable percentage exceeds any increase…”  Please explain what you mean by “applicable percentage” in this instance.  Finally, please provide an example to illustrate how the EVA-pool dollar amount for a fiscal year is calculated and how a negative change in EVA dollar amount as compared to the prior year may result in some or all of the beginning EVA-pool balancing being forfeited.

Response:      In the Company’s response to Comment 5 of the Staff’s letter dated July 17, 2009, the Company supplementally informed the Staff that its Board of Directors was scheduled to consider at its next meeting an alternative to the EVA-based executive incentive compensation plan described in the 2009 Proxy Statement (the “Terminated Plan”).  On September 9, 2009, the Company’s Board of Directors adopted a new executive compensation plan (the “New Bonus Plan”) and, on September 11, 2009, the Company filed a Current Report on Form 8-K in connection with such adoption.  The New Bonus Plan replaces the Terminated Plan for fiscal years ending 2009 and beyond.  Accordingly, the Company’s disclosure in future proxy statements will relate to the New Bonus Plan.

As the Terminated Plan does not apply to incentive compensation for fiscal year 2009, the discussion below is in response to the Staff’s comment only and is not indicative of the disclosure that the Company expects to include in future proxy statements.  The Company will include appropriate disclosures with respect to the New Bonus Plan in future proxy statements taking into consideration the applicable proxy rules and, where appropriate, the substance of the Staff’s comments to the 2009 Proxy Statement.

For calculating changes to the EVA pool under the Terminated Plan, the pool increased by $5,000 per new store opened during the year, and the applicable percentages were 0.75% for positive EVA for the period and 2.50% for the dollar amount change in EVA from the prior year.  This amount and these percentages were set based on the Company’s expectations about its future growth and future EVA results, so that bonuses would be within a desired range as a percentage of total compensation, after taking into consideration the salary cap and the Company’s view towards balancing the interests of attracting and retaining executives with internal compensation equity and fairness to stakeholders.

With respect to the statement in the second paragraph of the Company’s prior response that “any beginning EVA-pool balance will be forfeited to the extent the negative dollar amount of EVA change multiplied by the applicable percentage exceeds any increase…”, “applicable percentage” means 2.50%.

For illustrative purposes only, below is the calculation of the EVA-pool balance under the Terminated Plan based on the following hypothetical assumptions: (a) 10 new stores opened during a year; (b) positive EVA for a year was $10,000,000; (c) positive EVA for the previous year was $30,000,000; and (d) the beginning EVA-pool balance was $300,000.

Beginning EVA-pool balance	$300,000
Adjustments:
New stores opened (10 x $5,000 per new store)	50,000
Positive EVA ($10,000,000 x 0.75%)	75,000
Change in EVA from prior year ($(20,000,000) x 2.50%)	(500,000)
Ending EVA-pool balance	$0	(1)

(1)           EVA-pool balance cannot drop below zero.

* * * * *

The Company has requested that we state on its behalf that the Company acknowledges:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filing with the SEC;

•                  SEC staff comments or changes to disclosure in response to such comments do not foreclose the SEC from taking any action with respect to any filing;

•                  The Company may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any further comments, or if you require additional information, please do not hesitate to contact the undersigned at 713.229.1101 or Felix Phillips of this office at 713.229.1228.  Thank you for your attention to the matter.

Very truly yours,

BAKER BOTTS L.L.P.

		By:	/s/ J. David Kirkland, Jr.
J. David Kirkland, Jr.
cc:	Albert Percival
Sam Ferguson
Felix P. Phillips